ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated January 7, 2009

Performance Securities with Upside and Downside Leverage

UBS AG $•   Securities linked to the S&P 500® Index due on or about January 14, 2014

Investment Description

Performance Securities with Upside and Downside Leverage (the “Securities”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of the S&P 500® Index (the “S&P Index” or the “Index”). If the Index Return is positive over the term of the Securities, at maturity you will receive an amount equal to the sum of (a) your principal invested plus (b) the product of (i) your principal invested, multiplied by (ii) the Index Return, multiplied by (iii) the Participation Rate. If the Index Return is negative over the term of the Securities, at maturity you will receive an amount equal to your principal invested, reduced by 2% (or a fraction thereof) of principal for each 1% (or a fraction thereof) decline in the Index Return as specified below, floored at zero. Accordingly, you may lose your entire principal amount originally invested but will not lose more than your principal amount. Investors are urged to hold the Securities to maturity since there may not be an active secondary market for the Securities. Investing in the Securities is subject to significant risks, including potential loss of principal, a maximum appreciation at maturity and the credit risk of UBS. Any payment on the Securities is subject to the creditworthiness of the Issuer.

Features
☐	Potential to participate in the increase in the appreciation of the Index from the Trade Date relative to the final Maturity Date
☐	Leveraged uncapped gain with a 2× leveraged downside, floored at zero

Key Dates*

Trade Date	January 9, 2009
Settlement Date	January 14, 2009
Final Valuation Date	January 9, 2014
Maturity Date	January 14, 2014
*	Expected. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.
Security Offering

We are offering Performance Securities with Upside and Downside Leverage linked to the Index. The Securities are offered at a minimum investment of ten Securities at $1,000 per Security (representing a $10,000 investment) and multiples of $1,000, thereafter.

Securities	Index Symbol(1)	Participation Rate(2)	Reduction Percentage	Index Starting Level(2)	CUSIP	ISIN
Securities linked to the S&P 500® Index	SPX	210% – 220%	200%	•	9026IJCNI	US9026IJCNI9
(1)	Bloomberg, L.P.
(2)	To be set on the Trade Date.

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms specified in the product supplement and accompanying prospectus, as supplemented by the Index supplement and this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the product supplement for risks related to an investment in the Securities. Your Securities do not guarantee any return of principal at maturity. A negative Index Return will result in a payment at maturity of less than $1,000 per Security and may result in a 100% loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$1,000	$2.00	$998
Total

UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an Index supplement for various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the Securities product supplement and the Index supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for Securities dated January 7, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000008/v135771_690276-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Securities” refers to the Performance Securities with Upside and Downside Leverage that are offered hereby, unless the context otherwise requires. Also, references to the “product supplement” mean the UBS product supplement, dated January 7, 2009, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

UBS Securities LLC is the  sole agent for this offering of Securities.

Investor Suitability

The Securities may be suitable for you if:

♦	You believe that the Index will appreciate over the term of the Securities
♦	You are willing to risk losing up to your entire investment if the Index Ending Level is below the Index Starting Level
♦	You are willing to forego dividends paid on the stocks included in the Index
♦	You do not seek current income from this investment
♦	You are willing to hold the Securities to maturity and are not seeking an investment for which there will be an active secondary market
♦	You are willing to invest in the Securities based on a Participation Rate of between 210% and 220%
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Securities

The Securities may not be suitable for you if:

♦	You are not willing to accept the risk that you may lose some or all of your principal
♦	You do not believe the Index will appreciate over the term of the Securities
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings
♦	You prefer to receive the dividends paid on any stocks included in the Index
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the Securities to maturity
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the Securities

Terms of Securities

Issuer	UBS AG, Jersey Branch
Issue Price	$1,000 per Security
Term	5 years
Coupon	None
Payment at Maturity (per $1,000)	If the Index Return is positive, you will receive an amount equal to the sum of (a) the principal amount of your Securities plus (b) the product of (i) the principal amount of your Securities multiplied by (ii) the Index Return multiplied by (iii) the Participation Rate, as set forth below:
$1,000 + ($1,000 × Index Return × Participation Rate)
If the Index Return is negative, you will receive an amount equal to the principal amount of your Securities reduced by 2% (or a fraction thereof) for each 1% (or a fraction thereof) decline in the Index Return, as set forth below:
$1,000 + ($1,000 × Index Return × 200%)
In this case, you may lose all or a substantial portion of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Participation Rate	210% – 220%, to be set on the Trade Date
Reduction Percentage	200%

Determining Payment at Maturity per $1,000 Security

If the Index Return is negative, you could lose some or all of your principal depending on how much the Index declines. In such event, your loss of principal will be at a rate twice that of the decline in the Index level as reflected by the negative Index Return, limited to a total loss of principal.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦	Leveraged market risk — You may lose all of your principal. The Securities do not guarantee any return of principal and are fully exposed at 2x leverage to any decline in the level of the Index (as measured by the Index Return). Accordingly, for every 1% (or a fraction thereof) decline in the Index, you will lose 2% (or a fraction thereof) of your principal at maturity. In such event, your loss of principal will be at a rate twice that of the decline in the Index Return, limited to a total loss of principal.
♦	Credit of the Issuer — The Securities are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive the amounts owed to you under the terms of the Securities.
♦	Maximum potential return only at maturity — You can only earn the maximum positive return on your Securities from UBS, as Issuer, if you hold your Securities to maturity.
♦	No interest or dividends — You will not receive any interest or dividend payments.
♦	Securities not the same as the Index — Owning the Securities is not the same as owning the stocks comprising the Index or a security directly linked to the performance of the Index.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Securities prior to maturity could be at a substantial discount from the initial price to public, and as a result you may suffer substantial losses.
♦	Price prior to maturity — The market price for the Securities will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks comprising the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than $1,000 per Security on the issue date since the price to public includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the stocks comprising the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks comprising the Index, the level of the Index, and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of UBS, will determine the Index Return and payment at maturity based on the closing level of the Index on the Final Valuation Date. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Securities. See “What are the Tax Consequences of the Securities?” on page 8.

Securities Linked to S&P 500® Index

The S&P 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index,” the S&P Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of January 6, 2009 indicated below: Consumer Discretionary (80); Consumer Staples (40); Energy (39); Financials (81); Health Care (54); Industrials (59); Information Technology (75); Materials (29); Telecommunications Services (9); and Utilities (34).

The graphs below illustrate the performance of the S&P Index from June 30, 1998 to January 6, 2009. The historical levels of the S&P Index should not be taken as an indication of future performance. The S&P Index closing level on January 6, 2009 was 934.70.

Source: Bloomberg L.P.

Hypothetical Examples and Performance Table of the Securities at Maturity

The following examples and table illustrate the payment at maturity for a $1,000 Security on a hypothetical offering of the Securities with the following assumptions:*

Principal Amount:	$1,000
Term:	5 Years
Index:	S&P 500 Index®
Index Return:	Index Ending Level – Index Starting Level Index Starting Level
Index Starting level:	880.00
Participation Rate/Reduction Percentage:	In the following examples, if the Index Return is positive, the Participation Rate will be 220%. If the Index Return is negative, the Reduction Percentage will be 200%. The most investors can expect to lose will be their original principal amount invested.
*	The actual Participation Rate and Index Starting Level will be set on the Trade Date.

Example 1 — The Index Ending Level is 1,232.00 on the final valuation date, a 40% increase from the Index Starting Level of 880.

Index Return:	(1,232.00 – 880.00) / 880.00 = 40%
Payment at Maturity:	$1,000 + [$1,000 × (Participation Rate × Index Return)]
$1,000 + [$1,000 × (220% × 40%)]
$1,000 + [$1,000 × 88%]
$1,000 + $880
= $1,880

An Index Return of 40% would result in a payment at maturity of $1,880, representing an 88% total return on the Securities.

Example 2 — The Index Ending Level is 528.00 on the final valuation date, a 40% decrease from the Index Starting Level of 880.

Index Return:	(528.00 – 880.00) / 880.00 = -40%
Payment at Maturity:	$1,000 + [$1,000 × (Reduction Percentage × Index Return)]
$1,000 + [$1,000 × (200% × -40%)]
$1,000 + [$1,000 × -80%]
$1,000 + -$800
= $200

An Index Return of -40% would result in a payment at maturity of $200, representing a negative 80% total return on the Securities.

Example 3 — The Index Ending Level is 352.00 on the final valuation date, a 60% decrease from the Index Starting Level of 880.

Index Return:	(352.00 – 880.00) / 880.00 = -60%
Payment at Maturity:	$1,000 + [$1,000 × (Reduction Percentage × Index Return)]
$1,000 + [$1,000 × (2 × -60%)]
$1,000 + [$1,000 × -120%]
$1,000 + -$1,200
= -$200

An Index Return of -60% would result in a redemption amount of $0.00, representing a 100% loss or a loss of the entire original investment amount. Because the downside leverage factor is 2, and the index was down 60%, the investor cannot loss 120% of the original investment.

The most investors can expect to lose will be their original principal amount invested. Therefore, for any Index Return of -50% or less, at maturity the investor will lose the entire principal amount of the original investment.

Performance of the Index

*	The actual Participation Rate will be set on the Trade Date.

The information on the S&P 500® Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index” beginning on page IS-9 of the Index supplement.

The following scenario analysis assumes a range of Index performance from +70.00% to -70.00%.

Performance of the Securities

What are the Tax Consequences of the Securities?

In the opinion of our counsel, Sullivan & Cromwell LLP, your Securities should be treated as a pre-paid cash-settled forward contract with respect to the Index. The terms of the Securities generally will require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your Securities for all tax purposes in accordance with such characterization. If your Securities are so treated, you should generally recognize capital gain or loss upon the sale, exchange or maturity of your Securities equal to the difference between the amount realized and the amount you paid for your Securities. Such gain or loss should generally be long-term capital gain or loss if you held your Securities for more than one year. However, because there is no authority that specifically addresses the tax treatment of your Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-29 of the product supplement. For additional information, please see “Supplemental U.S. Tax Consideration” beginning on page PS-28 of the product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-28 of the product supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has introduced a bill that, if enacted, would require holders of Securities purchased after the bill is enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Securities.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	318,345	283,210
Total Debt	318,345	283,210
Minority Interest(2)	8,448	7,516
Shareholders’ Equity	46,412	41,290
Total capitalization	373,205	332,015
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88963 (the exchange rate in effect as of September 30, 2008).

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Securities are classified by UBS as a Performance Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Srategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.